EXHIBIT 99.1

Mogo Files Early Warning Report Following Partial Disposition of Shares of WonderFi Technologies

Vancouver, British Columbia, August 1, 2025 – This news release is issued by Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) (“Mogo” or the “Company”) pursuant to the early warning requirements of Canada’s National Instrument 62-104 and National Instrument 62-103 with respect to common shares (“WonderFi Shares”) of WonderFi Technologies Inc. (TSX: WNDR, OTCQB: WONDF) (“WonderFi”), a corporation with a head office at 371 Front Street West, Suite 304, Toronto, Ontario, M5V 3S8.

On August 1, 2025, Mogo, through its wholly owned subsidiary Mogo Financial Inc. (“Mogo Financial”), disposed of 40,000,000 WonderFi Shares by way of private agreement (the “Sale Transaction”). As a result of the Sale Transaction, Mogo’s holdings in WonderFi decreased to less than 10% of the issued and outstanding WonderFi Shares.

Immediately prior to the Sale Transaction, Mogo had beneficial ownership of, indirectly through Mogo Financial, and exercised control and direction over, 81,962,639 WonderFi Shares, representing approximately 12.39% of the issued and outstanding WonderFi Shares. Upon completion of the Sale Transaction, Mogo had beneficial ownership of, indirectly through Mogo Financial, and exercised control and direction over 41,962,639 WonderFi Shares, representing approximately 6.34% of the issued and outstanding WonderFi Shares.

The WonderFi Shares disposed of under the Sale Transaction were sold for investment purposes. Mogo is holding the remaining WonderFi Shares for investment purposes and may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over WonderFi Shares or other securities of WonderFi through market transactions or private agreements. In the ordinary course of managing its investment in the WonderFi Shares, Mogo may continue to engage with the board and management of WonderFi from time to time on various matters, including but not limited to WonderFi’s business, strategy, board and management.

An early warning report (the “Report”) of Mogo will be filed on WonderFi’s SEDAR+ profile at www.sedarplus.ca and can be obtained from Mogo at its head office 516-409 Granville St, Vancouver, BC, V6C 1T2, attention: Christy Cameron, or phone: 604.659.4380.

About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is on a mission to build the future of intelligent finance, empowering consumers to grow wealth through a suite of innovative financial products and a capital strategy anchored by Bitcoin. The company’s platform combines digital wealth management and lending with a growing commitment to hard asset capital allocation. Mogo is publicly listed on the NASDAQ and TSX.

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Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the filing of the Report and the disposition or acquisition of additional WonderFi Shares or other securities of WonderFi by Mogo. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedarplus.ca and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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